August 19, 2005


VIA MAIL AND FACSIMILE TO 852-2480-4491
Mr. Peter Chang
Chief Financial Officer
DSG International Limited
17/F Watson Centre
16-22 Kung Yip Street
Kwai Chung, N T
Hong Kong


	Re:	DSG International Limited
		Form 20-F for Fiscal Year Ended December 31, 2004
Filed June 28, 2005
		File No. 0- 19804


Dear Mr. Chang:

      We have reviewed your filing and have the following
comments.  We
have limited our review of your filing to those issues we have addressed
in our comments.   Where indicated, we think you should revise
your
document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2004

Item 15 - Controls and Procedures, pages 49 to 51

1. Please revise the opening sentence to indicate that management conducted its evaluation as of the end of the period covered by the report as required by Item 15(a) of Form 20-F. See also Exchange Act
Rule 13a-
15(b)(1).

2. Disclose in greater detail the nature of the reportable conditions identified by your auditors and alluded to in your disclosure. In this regard, also disclose the specific steps that the company has taken, if any, to remediate the reportable condition and disclose whether the company believes that the reportable condition still exists at the end of the period covered by the report.

3. Disclose the changes in internal controls over financial reporting that occurred during the period covered by the annual report as required by
Item 15(d) of Form 20-F. We note your statement that "otherwise that discussed above, there have been no significant changes ..." Revise to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during this period that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

4. We note your statement that the chief executive officer and chief financial officer have concluded that the company`s disclosure controls and procedures are effective "subject to the disclosures and limitations noted above." This statement makes it unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective. You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective subject to the extent they are not effective.


Closing Comments

       As appropriate, please amend your filing and respond to these comments on EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Gabrielle Malits, Staff Accountant, at (202)
551-
3702 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

								Sincerely,



								Jill Davis
								Branch Chief

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Mr. Patrick Chang
DSG International Limited
August 19, 2005
page 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010